UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11967

Astoria financial corporation

(Exact name of registrant as specified in its charter)

c/o Sterling Bancorp

400 Rella Boulevard, Montebello, New York 10901

(845) 369-8040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

Depositary Shares, each representing a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value per share: 0 holders

Depositary Shares, each representing a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series C: 0 holders

Effective on October 2, 2017, Astoria Financial Corporation, a Delaware corporation (the “Registrant”), merged with and into Sterling Bancorp (“Sterling”) with Sterling as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of the Registrant’s common or depositary shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sterling Bancorp, as successor to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sterling Bancorp, as successor to Astoria Financial Corporation

Date: October 12, 2017	By:	/s/ Luis Massiani
		Name:	Luis Massiani
		Title:	Senior Executive Vice President and Chief Financial Officer